Exhibit 4.6

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

KEYSTAFF DEFERRAL PLAN

Effective September 27, 2013

-i-

KEYSTAFF DEFERRAL PLAN

OF

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

1.	Purpose and History

1.1 The purpose of this Plan is to provide a means to enhance the Company’s capacity to attract and retain outstanding directors and executives in key positions by assisting them in meeting their future financial security objectives. The Plan is effective September 27, 2013 and is intended to comply with Section 409A of the Code.

1.2 All Participants and their Beneficiaries having an undistributed interest in the Keystaff Deferral Plan of Leidos, Inc. (formerly known as the Keystaff Deferral Plan of Science Applications International Corporation) immediately prior to September 27, 2013 shall, on and after September 27, 2013, be entitled to benefits provided solely from this Plan, in lieu of any and all interest which they had or may have had under the Leidos, Inc. Keystaff Deferral Plan, and the rules governing distribution of such interests under the Leidos, Inc. Keystaff Deferral Plan shall remain in effect except to the extent amended in accordance with the terms of this Plan. Without limiting the generality of the foregoing, Beneficiary designations under the Keystaff Deferral Plan of Leidos, Inc. shall continue to apply to the Accounts.

2.	Definitions

2.1 Whenever the following terms are used in the Plan, they shall have the meaning specified below.

2.2 “Account” — shall mean the Account maintained for bookkeeping purposes by the Committee with respect to each Participant to evidence the Participant’s Deferrals of Deferrable Amounts hereunder. The Company shall credit to each Participant’s Account an amount equal to the compensation which otherwise would have been paid had the Participant not elected to defer compensation. Such credits shall be made at the time compensation would have been paid to the Participant. The Account shall also receive quarterly earnings credits in accordance with provisions of Section 5. Separate Accounts shall be established to record amounts deferred (and earnings credits thereon) with respect to Plan Years beginning before and after December 31, 1990, to be referred to herein as Pre-1991 Accounts and Post-1990 Accounts, respectively, including amounts previously deferred after 1991 under the Keystaff Deferral Plan of Leidos, Inc. Except as otherwise stated herein, references to Account(s) shall include both the Pre-1991 and Post-1990 Account(s).

2.3 “Anniversary Date” — shall be the last day of a Plan Year.

2.4 “Beneficiary” — shall mean the person or persons properly designated by the Participant, in accordance with Section 7, to receive the benefits provided herein upon death of the Participant.

2.5 “Board” — shall mean the Board of Directors of Science Applications International Corporation, or its ultimate parent corporation, if any.

2.6 “Bonus Compensation Plan” — shall mean the Company’s Bonus Compensation Plan, including the Equity Incentive Plan, and any successor plan.

2.7 “Code” — shall mean the Internal Revenue Code of 1986, as amended.

2.8 “Committee” — shall mean the committee composed of such members as shall be appointed from time to time by the Board to administer the Plan.

2.9 “Company” — shall mean Science Applications International Corporation (or its ultimate parent corporation, if any). In addition, unless the context indicates otherwise, as used in this Plan the term Company shall also mean and include any direct or indirect subsidiary of the Company which has been approved by the Deferral Authority for participation in this Plan by its Employees.

2.10 “Deferrable Amount(s)” — shall mean the cash bonus or vested stock bonus, if any, payable to an Employee or Director, in accordance with Company procedures under the Bonus Compensation Plan, Directors’ fees or other payments as determined by the Committee. In no way does the adoption or operation of this Plan obligate the Company to pay any bonus or continue any compensation program. The Committee may in its discretion designate all or part of Employees’ salaries as Deferrable Amounts.

2.11 “Deferral” — shall mean the amount of Deferrable Amounts a Participant has deferred in accordance with Section 4.1

2.12 “Deferral Authority” — shall mean the individual or group of individuals appointed by the Board to determine which Employees are eligible to make Deferrals and to participate in the Plan.

2.13 “Director” — shall mean a member of the Board, other than a Director Emeritus, or a member of the Board of Directors of any subsidiary or affiliate thereof which has been approved by the Deferral Authority for participation in this Plan by its Employees or Directors.

2.14 “Effective Date” — shall be September 27, 2013.

2.15 “Employee” — shall mean a management or highly compensated employee of the Company.

2.16 “Equity Incentive Plan” — shall mean the 2013 Equity Incentive Plan and any successor plan.

2.17 “Moody’s Seasoned Corporate Bond Rate” — sometimes referred to as “Moody’s,” is an economic indicator; an arithmetic average of yields of representative bonds: industrials, public utilities, AAA, AA, A and BAA. For Plan purposes, Moody’s Rate shall be determined by the Committee based on financial services or publications selected by the Committee.

2.18 “Normal Payout” — shall mean the payment(s) described in Section 6.3.

2.19 “Participant” — shall mean an Employee or Director designated by the Deferral Authority for participation in the Plan who timely files an election to participate and makes or receives Deferrals hereunder.

2.20 “Plan” — shall mean the Science Applications International Corporation Keystaff Deferral Plan as set forth herein and as amended from time to time.

2.21 “Plan Year” — shall be the calendar year.

2.22 “Retirement Date” — shall mean the date of an Employee’s or Director’s Termination of Affiliation on attaining age 59  1⁄2. A Retirement Date shall not occur unless the Employee or Director has had a Separation From Service.

2.23 “Separation From Service” — shall mean the death, retirement or termination of the Employee’s employment with the Company, or in the case of a Director, ceasing to perform services for the Company as a member of the Board. This definition of Separation From Service shall be interpreted and construed in a manner intended to comply with Code Section 409A and the published authorities thereunder.

2.24 “Termination of Affiliation” — shall mean any termination of employment with the Company by an Employee, as determined by the Committee, whether by reason of death, disability, voluntary resignation, layoff, discharge, divestiture of the Employee’s business unit or otherwise, and, in the case of a Director, ceasing to be an active Director. The Committee shall have the discretion to establish rules and make determinations as to what constitutes a Termination of Affiliation including, without limitation, change of status (e.g., part-time, consulting Employee, etc.) or leave of absence. Notwithstanding the foregoing, a Termination of Affiliation shall not occur unless the Employee or Director has had a Separation From Service.

3.	Eligibility

3.1 The Deferral Authority in its sole discretion shall designate those Employees or Directors who are to be eligible to participate in the Plan with respect to Deferrals for a particular Plan Year or with respect to a particular Deferrable Amount or Amounts. Designating an individual as eligible to participate in the Plan for a particular Plan Year or with respect to a particular Deferrable Amount shall not require the Deferral Authority to designate such individual for any subsequent Plan Year or with respect to any subsequent Deferrable Amounts. The designation of eligibility by the Deferral Authority may be made in such manner as determined by the Deferral Authority, including, without limitation, establishment of criteria such as compensation level or level or authority.

4.	Deferrals

4.1 Deferral Elections

4.1.1 An eligible Employee or Director shall not become a Participant in the Plan unless and until he or she has executed and delivered to the Committee a Deferral election, including any forms or agreements as may be prescribed by the Committee, and the Committee shall have accepted such Deferral election and/or additional forms or agreements. To initially participate in the Plan, the Employee or Director must submit his or her Deferral election, including any forms or agreements prescribed by the Committee, during the applicable Deferral election period established by the Committee. The Participant’s election shall be carried forward automatically to future Plan Years for which the Participant is eligible to participate unless, during the applicable election period for such future Plan Years, the Participant elects to modify or cancel the prior election under procedures established by the Committee. The last day of the Deferral election period for any Deferrable Amounts other than “performance-based compensation” (as defined below) shall be no later than the last day of the calendar year prior to the first calendar year during which the Employee or Director performs services for which such Deferrable Amounts is earned. Furthermore, the Committee may to the extent consistent with satisfying Code Section 409A, permit an Employee or Director to make a Deferral election within 30 days following the date such Employee or Director first becomes eligible to participate in the Plan, as indicated by the effective date of his status change in the Plan’s records. Such a Deferral election shall be with respect to compensation earned for services performed after the election.

4.1.2 If Deferrable Amounts constitutes “performance-based compensation,” then the Committee may, but need not, delay the last day of the Deferral election period. The last day of the Deferral election period with respect to any Deferrable Amounts considered to be performance-based compensation shall be no later than six (6) months before the end of the service period over which such Deferrable Amounts is earned. For this purpose, “performance-based compensation” means compensation where the amount of or entitlement to the compensation is contingent on the satisfaction of pre-established written performance criteria relating to a performance period of at least twelve (12) consecutive months, provided that performance-based compensation does not include any amount that will be paid regardless of performance, or based upon a level of performance that is substantially certain to be met at the time the criteria is established. Performance-based compensation must also meet any other applicable requirements established under authority issued pursuant to Code Section 409A.

4.1.3 The total Deferrals elected for a particular Plan Year may be in an amount up to a specified percentage of Deferrable Amounts, such maximum percentage to be up to one hundred percent (100%) as determined by the Deferral Authority.

4.1.4 A Participant’s initial Deferral election shall elect among the forms of distribution specified in Section 6.3.2 with respect to the Participant’s Normal Payout (if any).

4.2 Changes to Deferral Elections

4.2.1 Any Deferral election by a Participant for a particular Plan Year shall be irrevocable for that Plan Year following the end of such Plan Year’s Deferral election period.

5.	Earnings on Participants’ Accounts

5.1 Deferrals shall be credited to the Participant’s Account as of the date of deferral. Interest in each Plan Year will be credited quarterly on the average Account balance for that quarter. The rate of interest applied to the Pre-1991 Account shall be at a base rate equivalent to an annual rate equal to Moody’s Rate, and the rate applicable to the Post-1990 Account shall be at a base rate equivalent to an annual rate equal to the Moody’s Rate less one percent (1%). In each case, the Moody’s Rate in effect on each Anniversary Date shall be used to determine the applicable rate of interest applied during the subsequent Plan Year.

6.	Payout of Participants’ Accounts

6.1 Termination Payouts

6.1.1 A Participant who has a Termination of Affiliation prior to one year of Plan participation shall receive an amount equal to his or her Account, less any credited earnings. Payment shall be made in a lump sum within ninety (90) days following Termination of Affiliation or as soon as administratively feasible thereafter.

6.1.2 A Participant who has a Termination of Affiliation on or after one year of Plan participation but prior to the Participant’s Retirement Date shall receive payment in a lump sum within ninety (90) days following Termination of Affiliation or as soon as administratively feasible thereafter equal to his or her Account(s) as of the most recent quarterly valuation.

6.1.3 A Participant who has a Termination of Affiliation on or after the Participant’s Retirement Date shall be subject and entitled to the Normal Payout provisions set forth in Section 6.3.

6.2 Survivor Payouts

6.2.1 If a Participant dies before Normal Payout commences, the Company shall make a Survivor Payout, as defined in Section 6.2.2, to the designated Beneficiary.

6.2.2 The Survivor Payout shall consist of the Participant’s Account(s) at the time of death.

6.2.3 The Survivor Payout shall be paid in a lump sum to the Beneficiary within ninety (90) days following verification of the Participant’s death or as soon as administratively feasible thereafter.

6.2.4 Notwithstanding subsection 6.2.3 above, if while an Employee and on or before the date of the Participant’s death, the Participant had reached age 59  1⁄2, the Survivor Payout shall be made in the form (i.e., lump sum, 5-year, 10-year or 15-year period) the Participant had elected for the Participant’s Normal Payout.

6.3 Normal Payouts

6.3.1 Normal Payouts shall be made to Participants who have a Termination of Affiliation on or after a Retirement Date. Normal Payouts shall commence upon Termination of Affiliation.

6.3.2 As set forth in Section 4.1.4, the Participant shall elect to receive the Normal Payout in a lump sum or over a 5-year, 10-year or 15-year period. The first payment will commence within ninety (90) days following the Termination of Affiliation or as soon as administratively feasible thereafter.

6.3.3 If a Participant does not elect a payout option, the payments shall be over a 5-year period.

6.3.4 Normal Payout shall consist of the Participant’s Account(s) spread equally over the elected payout period. Earnings shall continue to be credited to the remaining Account(s) during the payout period and shall be estimated so that approximately equal payments can be made.

6.3.5 If a Participant dies during the Normal Payout period, Normal Payout shall continue as scheduled to the Participant’s Beneficiary.

6.3.6 Except as set forth in this Section 6.3.6 and in Section 6.3.7, a Participant’s election of form of distribution shall be irrevocable. Each of the forms of distribution set forth in Section 6.3.2 shall be considered a single payment for purposes of Code Section 409A. Accordingly, Participants shall be allowed to make a new form of distribution election, provided that the following requirements are satisfied.

(a) The election does not take effect until at least twelve (12) months after the date the election is made, and the election must be made at least twelve (12) months prior to the date the first payment would be made to the Participant absent the election.

(b) The commencement date of the first payment to the Participant shall be five (5) years following the date the payment would have commenced absent the change in the Participant’s election; and

(c) No Participant may make more than one (1) new form of distribution election.

Any attempt to change a payout election that does not satisfy these requirements shall be void.

6.3.7 Notwithstanding the foregoing, if any stock of the Company is publicly traded on an established securities market, the distribution to any Participant who is a “specified employee” under Code Section 409A(a)(1)(B)(i) shall not be made (or commence to be made in the case of installment payments) before the earlier of (i) the date which is six (6) months after such Participant’s Separation From Service or (ii) the date of the Participant’s death. For any twelve (12) month period commencing April 1 and ending March 31, an Employee is a “specified employee” if the Employee was a “key employee” at any time during the calendar year ending before such April 1. A key employee is defined in Code Section 416(i) without regard to Code Section 416(i)(5).

6.4 Cash Distributions

6.4.1 All distributions under the Plan shall be made in cash.

7.	Beneficiary Designation

7.1 Upon forms provided by the Committee, each Participant shall designate in writing the Beneficiary or Beneficiaries whom such Participant desires to receive the benefits of this Plan payable in the event of such Participant’s death.

7.2 A Participant may from time to time change his or her designated Beneficiary or Beneficiaries without the consent of such Beneficiary or Beneficiaries by filing a new designation in writing with the Committee.

7.3 The Company may rely upon the designation of Beneficiary or Beneficiaries last filed by the Participant in accordance with the terms of this Plan.

7.4 If the designated Beneficiary does not survive the Participant, or if there is no valid Beneficiary designation, amounts payable under the Plan shall be paid to the Participant’s spouse, or if there is no surviving spouse, then to the duly appointed and currently acting personal representative of the Participant’s estate. If there is no personal representative of the Participant’s estate duly appointed and acting in that capacity within sixty (60) days after the Participant’s death, then all payments due under the Plan shall be payable to the person or persons who can verify by affidavit or court order to the satisfaction of the Committee that they are legally entitled to receive the benefits specified hereunder pursuant to the laws of intestate succession or other statutory provisions in effect at the Participant’s death in the state in which the Participant resided.

7.5 If the Committee shall find that any person to whom any payment is payable under this Plan is unable to care for his or her affairs because of illness or accident, or is a minor, a payment due (unless a prior claim therefore shall have been made by a duly appointed guardian or other legal representative) may be paid to the spouse, a child, a parent, or a brother or sister, or to any custodian, conservator or other fiduciary responsible for the management and control of such person’s financial affairs in such manner and proportions as the Committee may determine. Any such payment shall, to the extent thereof, discharge of the liabilities of the Company to the Participant or Beneficiary under this Plan.

7.6 Whenever a provision of this Plan restricts or limits a Participant or a Participant’s Account, benefit or distribution, such limitation shall also apply to a Beneficiary unless otherwise specified.

8.	Hardship and Acceleration Provisions

8.1 Notwithstanding the provisions of Section 6 hereof, a Participant shall be entitled to request a hardship withdrawal of all or any portion of the Participant’s Account or acceleration of payments of the Participant’s Account if payments have already commenced under the payout option selected by the Participant. A Participant must make a written request to the Committee for a hardship withdrawal or request for accelerated payment, stating the reasons such withdrawal or acceleration is necessary because of a financial hardship. The Committee, in its sole discretion, shall determine whether or not to grant the Participant’s request and, in so doing, may rely on the Participant’s statements, and a hardship withdrawal or accelerated payment may be approved without further investigation unless the Committee has reason to believe such statements are false. The Participant shall specify from which of the Participant’s Account(s) (i.e., Pre-1991 or Post-1990, or both) the hardship withdrawal shall be taken.

8.2 A withdrawal under Section 8.1 shall be permitted only if the Participant incurs an “unforeseeable emergency,” as defined below. Any such distribution shall be limited to the amount for which distribution is reasonably necessary to satisfy the emergency need (which may include amounts necessary to pay any Federal, State or local income taxes or penalties reasonably anticipated to result from the distribution). For purposes of this Section, an “unforeseeable emergency” is a severe financial hardship of the Participant resulting from (i) an illness or accident of the Participant, the Participant’s spouse or dependent, (ii) the loss of the Participant’s property due to casualty (including the need to rebuild a home following damage to a home to the extent not otherwise covered by insurance, or (iii) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The determination of whether a Participant has an unforeseeable emergency shall be made in accordance with the authorities published pursuant to Code Section 409A.

9.	Amendment and Termination of Plan; Change in Control

9.1 The Company may, at its absolute and sole discretion, amend or terminate the Plan at any time.

9.2 In the event of a Plan termination, benefits will be paid out when due under the terms of the Plan. To the extent feasible, the Committee shall use its best efforts to avoid adversely affecting the rights of any existing Participants in the Plan, but prior to a Change in Control (as hereinafter defined), the Committee shall be under no specific duty or obligation in this regard. Following a Change in Control no amendment or termination of the Plan shall adversely affect any benefits earned by Participants prior to the amendment or termination.

9.3 All Accounts shall be immediately distributed to the Participants to whom such Accounts belong, upon the occurrence of a Change in Control (as hereinafter defined) of the Company. A “Change in Control” shall be deemed to occur if any person (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the “Exchange Act”)) other than the Company, any subsidiary or employee benefit plan or trust maintained by the Company or subsidiary, during any 12-month period ending on the date of the most recent acquisition by such person, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of the Company’s stock representing thirty-five percent (35%) or more of the voting power of the Company’s then outstanding stock; provided, however, that a transaction shall not constitute a Change in Control unless it is a “change in the ownership or effective control” of the Company, or a change “in the ownership of a substantial portion of the assets” of the Company within the meaning of Code Section 409A. For purposes of the foregoing, a subsidiary is any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations, other than the last corporation in such chain, owns at least fifty percent (50%) of the total voting power in one of the other corporations in such chain.

10.	Nature of Accounts

10.1 All amounts credited to the Account(s) shall remain the sole property of the Company and shall be usable by it as part of its general funds for any legal purpose whatsoever. The Account(s) shall exist only as bookkeeping entries for the purpose of facilitating the computation of earnings credits hereunder and such Account(s) shall not constitute trust funds, escrow accounts, or any other form of asset segregation in favor of anyone other than the Company. No Participant shall have any interest in any specific asset of the Company by virtue of this Plan and each Participant’s rights under this Plan shall at all times be limited to those of a general unsecured creditor of the Company. Although sometimes referred to in this Plan as “interest,” amounts credited to Account(s) pursuant to Section 5.1 may be treated as compensation for tax and payroll withholding purposes, pursuant to applicable Code and United States Department of Treasury regulation requirements.

11.	Committee

11.1 The Plan shall be administered by the Committee appointed by the Board. Subject to the provisions of the Plan and the authority granted to the Deferral Authority, the Committee shall have exclusive power to determine the manner and time of Deferrals and payment of benefits to the extent herein provided and to exercise any other discretionary powers granted to the Committee pursuant to the Plan. The decisions or determinations by the Committee shall be final and binding upon all parties, including shareholders, Participants, Beneficiaries and other Employees. The Committee shall have the authority to interpret the Plan, to make factual findings and determinations, to adopt and revise rules and regulations relating to the Plan and to make any other determinations which it believes necessary or advisable for the administration of the Plan. The Committee’s discretion shall be as broad and unfettered as permitted by law. Notwithstanding the foregoing, after a Change in Control, any findings, adoption or revision of rules or regulations, interpretations, decisions or determinations made by the Committee (including under Section 11.2) shall not be given any deference by a court or arbitrator, and if challenged by a Participant or Beneficiary, shall be reviewed on a de novo basis.

11.2 The Committee shall have all powers necessary to supervise the administration of the Plan and control its operations. In addition to any powers and authority conferred on the Committee elsewhere in the Plan or by law, the Committee shall have, by way of illustration and not by way of limitation, the following powers and authority:

11.2.1 To designate agents to carry out responsibilities relating to the Plan;

11.2.2 To employ such legal, actuarial, medical, accounting, clerical and other assistance as it may deem appropriate in carrying out the provisions of this Plan;

11.2.3 To administer, interpret, construe and apply this Plan and to decide all questions which may arise or which may be raised under this Plan by any Employee, Participant, Beneficiary or other person whatsoever, including but not limited to all questions relating to eligibility to participate in the Plan, and the amount of benefits to which any Participant may be entitled;

11.2.4 To establish rules and procedures from time to time for the conduct of its business and for the administration and effectuation of its responsibilities under the Plan;

11.2.5 To establish claims procedures, and to make forms available for filing of such claims, and to provide the name of the person or persons with whom such claims should be filed. The Committee shall establish procedures for action upon claims initially made and the communication of a decision to the claimant promptly and, in any event, not later than sixty (60) days after the date of the claim; the claim may be deemed by the claimant to have been denied for purposes of further review described below in the event a decision is not furnished to the claimant within such sixty (60) day period. Every claim for benefits which is denied shall be denied by written notice setting forth in a manner calculated to be understood by the claimant (1) the specific reason or reasons for the denial, (2) specific reference to any provisions of this Plan on which denial is based, (3) description of any additional material or information necessary for the claimant to perfect his claim with an explanation of why such material or information is necessary, and (4) an explanation of the procedure for further reviewing the denial of the claim under the Plan. The Committee shall establish a procedure for review of claim denials, such review to be undertaken by the Committee. The review given after denial of any claim shall be a full and fair review with the claimant or his duly authorized representative having one hundred eighty (180) days after receipt of denial of his claim to request such review, having the right to review all pertinent documents and the right to submit issues and comments in writing. The Committee shall establish a procedure for issuance of a decision by the Committee not later than sixty (60) days after receipt of a request for review from a claimant unless special circumstances, such as the need to hold a hearing, require a longer period of time, in which case a decision shall be rendered as soon as possible but not later than one hundred twenty (120) days after receipt of the claimant’s request for review. The decision on review shall be in writing and shall include specific reasons for the decision written in a manner calculated to be understood by the claimant with specific reference to any provisions of this Plan on which the decision is based; and

11.2.6 To perform or cause to be performed such further acts as it may deem to be necessary, appropriate, or convenient in the efficient administration of the Plan.

11.2.7 Prior to a Change in Control, any action taken in good faith by the Committee in the exercise of authority conferred upon it by this Plan shall be conclusive and binding upon the Participants and their Beneficiaries, and all discretionary powers conferred upon the Committee shall be absolute. Following a Change in Control, the actions of the Committee and its exercise of discretionary powers shall be reviewed on a de novo basis if challenged by a Participant or Beneficiary.

11.3 Members of the Committee shall serve as such without compensation from the Plan, but may receive compensation from the Company for so serving. All Plan administration expenses shall be borne by the Company.

11.4 The members of the Committee, the Deferral Authority, the Board, and the Company shall be entitled to rely upon any tables, valuations, computations, estimates, certificates, opinions and reports furnished by any consultant, or firm or corporation which employs one or more consultants or advisors. The Committee may, but is not required to, rely upon all records of the Company with respect to any matter or thing whatsoever, and may likewise treat such records as conclusive with respect to all Employees, Participants, Beneficiaries and any other persons whomsoever, except as otherwise provided by law.

11.5 The Committee, the Deferral Authority, the Board or the Company may require satisfactory proof of any matter under this Plan from or with respect to any Employee, director, consultant, Participant or Beneficiary, and no such person shall acquire any rights or be entitled to receive any benefits under this Plan until such proof shall be furnished as so required.

11.6 Any person dealing with the Committee may rely on and shall be fully protected in relying on a certificate or memorandum in writing signed by any Committee member so authorized, or by a quorum of the members of the Committee, as constituted as of the date of such certificate or memorandum, as evidence of any action taken or resolution adopted by the Committee.

11.7 No Employee or director of the Company shall be subject to any liability by reason of or arising from his or her participation in the establishment or administration or operation of the Plan unless he or she acts fraudulently or in bad faith.

11.8 Indemnification

11.8.1 To the extent permitted by law, the Company shall indemnify each member of the Deferral Authority, the Committee, and any other Employee or director of the Company who was or is a party, or is threatened to be made a party, to any threatened, pending or completed proceeding, whether civil, criminal, administrative, or investigative, by reason of his or her conduct in the performance in connection with the establishment or administration of the Plan or any amendment or termination of the Plan.

11.8.2 This indemnification shall apply against expenses including, without limitation, attorneys fees and any expenses of establishing a right to indemnification hereunder, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, except in relation to matters as to which he or she has acted fraudulently or in bad faith in the performance of such duties.

11.8.3 The termination of any proceeding by judgment, order, settlement, conviction, upon a plea of nolo contendere or its equivalent shall not, in and of itself, create a presumption that the person acted fraudulently or in bad faith in the performance of his or her duties.

11.8.4 Expenses incurred in defending any such proceeding may be advanced by the Company prior to the final disposition of such proceeding, upon receipt of an undertaking by or on behalf of the recipient to repay such amount, unless it shall be determined ultimately that the recipient is entitled to be indemnified as authorized in this Section 11.8.

11.8.5 The right of indemnification set forth in this Section 11.8 shall be in addition to any other right to which any Committee member or other person may be entitled as a matter of law, by corporate bylaws or otherwise.

12.	Limitation on Rights of Participants

12.1 If a Participant is an employee of the Company, such employment is not for any specific term and may be terminated by the Participant or Company at any time, for any reason, with or without cause. Neither this Plan nor any election to defer compensation hereunder shall be held or construed to confer on any person any legal right to be continued as an Employee, consultant or director of the Company; nor to constitute any promise or commitment by the Company regarding future positions, future work assignments, future compensation or any other term or condition of employment or affiliation.

13.	Non-Transferability

13.1 No right to payment under this Plan shall be subject to anticipation, alienation, sale, assignment, pledge, encumbrance, or charge and any attempt to anticipate, alienate, sell, assign, pledge, encumber, or charge the same shall be void. No right to payment shall in any manner be liable for, or subject to, the debts, contracts, liabilities or torts of the person entitled thereto.

14.	Restriction Against Assignment

14.1 The Participant or Beneficiary shall not have the power to transfer, assign, anticipate, modify, or otherwise encumber in any manner whatsoever any of the payments that will become due pursuant to this Plan, nor shall said payments be subject to attachment, garnishment or execution, or be transferable by operation of law in event of bankruptcy or insolvency.

15.	Forfeiture

15.1 In the event that the Committee is unable to locate a Participant or Beneficiary to whom benefits are payable hereunder after mailing a notice to the Participant’s or Beneficiary’s last known address, and such inability lasts for a period of three (3) years, then any remaining benefits payable hereunder shall be forfeited to the Company and no Participant or Beneficiary shall have any right to further benefits from the Plan, even if subsequently located.

16.	Mailing of Payments

16.1 All payments under the Plan shall be delivered in person or mailed to the last address of the Participant (or, in the case of the death of the Participant to that of any other person entitled to such payments under the terms of the Plan). Each Participant shall be responsible for furnishing the Committee with his or her correct current address and the correct current name and address of his or her Beneficiary.

17.	Governing Law

17.1 All legal questions pertaining to the Plan shall be determined in accordance with the laws of Delaware, excluding its rules governing conflicts of laws. Without limiting Section 20, it is intended that this Plan be administered and interpreted in a manner consistent with the applicable requirements of Code Section 409A.

18.	Illegality of Particular Provision

18.1 If any particular provision of this Plan shall be found to be illegal or unenforceable, such provision shall not affect the other provisions thereof, but the Plan shall be construed in all respect as if such invalid provision were omitted.

19.	Interpretation

19.1 Section headings are for convenient reference only and shall not be deemed to be part of the substance of this instrument or in any way to enlarge or limit the contents of any article or section.

20.	Tax Effects

20.1 The Company makes no representations or warranties as to the tax consequences to a Participant or to a Participant’s Beneficiary from Deferrals hereunder or the subsequent receipt of any benefits as a result thereof. Each Participant must rely solely on his or her own tax advisor with respect to the tax consequences arising from the Deferrals or the receipt of benefits hereunder, or from any other related transaction. All distributions of benefits shall be subject to applicable tax withholding requirements.

21.	Receipt or Release

21.1 Any payment to any Participant or Beneficiary in accordance with the provisions of this Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company, and the Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

22.	Records

22.1 The records of the Company with respect to the Plan shall be conclusive on all Participants, Beneficiaries, and all other persons whomsoever.

23.	Arbitration

23.1 Any person disputing a decision of the Committee shall submit such dispute to binding arbitration pursuant to the rules of the American Arbitration Association, to be held in Fairfax County, Commonwealth of Virginia. In any arbitration with respect to a decision or action of the Committee taken before a Change in Control, the losing party in such arbitration proceedings shall bear the costs of arbitration, and each party shall bear its own attorneys’ fees. In any arbitration with respect to a decision or action of the Committee taken after a Change in Control, the Company shall bear the costs of arbitration (other than attorneys’ fees), and the arbitrator may make an award of attorneys’ fees; any such award shall be made according to the then-prevailing standards for judicial awards of attorneys’ fees applicable to civil actions brought under the Employee Retirement Income Security Act of 1974, as amended.

24.	Recoupment of Awards

24.1 Notwithstanding any other provision herein including, but not limited to, Sections 8, 9.2, 9.3, and 11.1 and notwithstanding any other provisions in any Deferral election or other agreement with respect to the Plan, payments made under the Plan and Accounts under the Plan shall be subject to recoupment or reduction by the Company pursuant to the Company’s recoupment policy, as amended (the “Recoupment Policy”). Although consent to the Recoupment Policy by a Participant is not a prerequisite to the effectiveness of the Recoupment Policy with respect to the Participant, the filing of an election by a Participant with respect to any Deferral under the Plan shall be deemed to constitute consent by the Participant to the terms and conditions of the Recoupment Policy with respect to the Participant’s Deferrals and any and all prior Deferrals under the Plan. For purposes of clarity, to the extent provided by the Recoupment Policy, a Participant may be required to return certain payments of Plan benefits made to the Participant, and payments that otherwise would have been made to the Participant with respect to the Participant’s Account under the Plan may be reduced or entirely eliminated. Such actions may be taken pursuant to the Recoupment Policy without regard to whether such payments and the Participant’s Account were otherwise vested.

This Science Applications International Corporation Keystaff Deferral Plan is hereby adopted by Science Applications International Corporation effective September 27, 2013.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ Brian Keenan
Brian Keenan Executive Vice President Human Resources

[Signature Page to Science Applications International Corporation Keystaff Deferral Plan]